[Letterhead of Sullivan & Cromwell LLP]

August 10, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Manufacturing,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Eiko Yaoita Pyles
Jean Yu
Erin Donahue
Geoff Kruczek

Re:	Next.e.GO B.V. Amendment No. 3 to Registration Statement on Form F-4 Filed July 20, 2023 File No. 333-270504

Ladies and Gentlemen:

On behalf of our client, Next.e.GO B.V. (the “Company”) we are filing today, via EDGAR, this letter and amendment no. 4 to the Registration Statement on Form F-4 (the “Amendment No. 4”) with the Securities and Exchange Commission (the “Commission”). The Company previously filed with the Commission a registration statement on March 13, 2023 (the “Registration Statement”), amendment no. 1 to the Registration Statement (the “Amendment No. 1”) on June 1, 2023, amendment no. 2 to the Registration Statement (the “Amendment No. 2”) on June 27, 2023, and amendment no. 3 to the Registration Statement (the “Amendment No. 3”) on July 20, 2023.

On behalf of the Company, we have set forth below the Company’s response to the staff of the Commission’s comments of July 31, 2023 with respect to the above referenced Amendment No. 3. The response and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. All page references in the responses set forth below refer to page numbers in the Amendment No. 4. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information, page 198

1.	We note your revised disclosure in response to our prior comment 1. As your pro forma balance sheet appears also to give effect to the Bridge Financing Settlement, please revise your disclosure accordingly.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 199 of the Amendment No. 4.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-2-

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 1 - Description of the Transactions, page 202

2.	Please revise to include a discussion of the specific debt transactions that have been entered into subsequent to the periods presented or will be entered into at closing of the business combination.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on pages 204 and 206 of the Amendment No. 4.

Adjustment (4), page 204

3.	We note that you made an adjustment to increase APIC by €11,126,700. However, adjustment (3) reclassified the Athena common stock subject to possible redemption to permanent equity, including those shares redeemed as a result of the extension meeting held on July 19, 2023. In this regard, it appears the adjustment should decrease rather than increase APIC. Please revise accordingly.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on pages 202 et seq. of the Amendment No. 4.

Adjustment (15), page 205

4.	Pursuant to the Bridge Financing Settlement Agreement, e.GO agreed to cause TopCo to issue and transfer 3,000,000 TopCo Shares to the lender. We note to the extent that sales of these shares by the lender result in net proceeds exceeding $3.0 million, the lender must pay to TopCo the excess amounts. In this regard, please tell us your planned accounting treatment, including the relevant authoritative guidance you relied upon in determining your treatment and how you have reflected the share component of the Settlement Agreement in your pro forma financial statements.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on page 206 of the Amendment No. 4. The Company has not reflected any potential excess amounts in the pro forma financial statements as the Company expects these to be de minimis, if any.

Adjustment (5) and (6), page 205

5.	We note adjustments (5) and (6) to the pro forma income statement appear to reflect interest expense recognized from January 1, 2023 to June 30, 2023 or for six months. The pro forma adjustment should give effect to interest expense as if the notes were outstanding as of the beginning of the period presented. In this regard, the pro forma adjustment should reflect interest expense for the entire year rather than only six months. Please revise accordingly.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on page 207 of the Amendment No. 4.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-3-

Earnings/(Loss) per Share, page 206

6.	We note from your table the amount of shares held by the Athena Sponsor is 9,110,000 in both scenarios. However, we also note from your disclosures on page 43 and elsewhere in the filing TopCo Ordinary Shares to be held by the Athena Sponsor following the closing will 7,909,744 shares. Please revise your note to explain reason for the difference. We further note from disclosures contained elsewhere in the filing TCM has earned up to 500,000 TopCo Ordinary Shares to be issued or transferred immediately following the closing of the business combination of which Athena Sponsor has agreed to transfer 300,000 shares. Please revise your footnote to discuss the shares that will be transferred or forfeited by Athena Sponsor upon closing of the business combination and how these transactions have been accounted for in the pro forma EPS calculation.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on page 207 of the Amendment No. 4.

7.	We note your disclosures throughout the filing that claims under the Convertible Loan Agreements were converted into 17,026 common shares of e.GO (e.g., page 10, 126, and 233). Please revise to reflect this transaction in your pro forma EPS and/or revise your disclosure here to clarify that the number of shares issued to e.GO Shareholders and Lenders presented here reflect these converted shares.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on page 207 of the Amendment No. 4.

General

8.	We note you amended the Athena Charter to eliminate the limitation that Athena may not redeem public shares in an amount that would cause Athena net tangible assets to be less than US $5,000,001 and have waived the condition that Athena shall not consummate a business combination unless Athena had net tangible assets of $5,000,001. Please discuss the risk that because of this, you may not meet NYSE listing standards, and may then become a penny stock. Please revise throughout to discuss the risk to you and to investors if your stock were to fall within the definition of a penny stock.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on pages 17, 38, 95, 96 and 143 of the Amendment No. 4.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-4-

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If you would like to discuss any aspect of this letter or the Registration Statement, please contact Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Ali Vezvaei, Next.e.GO B.V. Isabelle Freidheim, Athena Consumer Acquisition Corp. Joel Rubinstein, White & Case LLP Daniel Nussen, White & Case LLP